Exhibit 99.3

GOLD STANDARD VENTURES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011 and DECEMBER 31, 2010

EXPRESSED IN CANADIAN DOLLARS

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
December 31, 2011 and December 31, 2010
(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Gold Standard Ventures Corp.

We have audited the accompanying consolidated financial statements of Gold Standard Ventures Corp., which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Gold Standard Ventures Corp. as at December 31, 2011, December 31, 2010 and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 27, 2012

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	December 31,	December 31,	January 1,
	2011	2010 (Note 19)	2010 (Note 19)
	$	$	$
Assets

Current
Cash and cash equivalents (Note 4)	7,886,869	4,109,636	919,739
Receivables (Note 5)	93,596	49,370	6,747
Prepaid expenses	71,508	51,453	3,046
	8,051,973	4,210,459	929,532

Property and equipment (Note 6)	58,912	76,173	6,750

Mineral property interests (Note 7)	17,126,450	8,181,798	4,484,497

Reclamation bonds (Note 8)	75,207	36,720	-

	25,312,542	12,505,150	5,420,779

Liabilities

Current
Accounts payable and accrued liabilities (Note 9)	1,210,776	1,274,037	122,074
Due to shareholders (Note 14)	2,005	3,755	22,528
Notes payable (Note 10)	-	-	658,500
	1,212,781	1,277,792	803,102

Shareholders' equity
Capital stock (Note 11)	27,828,590	12,855,676	4,909,362
Reserves (Note 11)	3,852,852	2,111,153	-
Deficit	(7,581,681)	(3,739,471)	(291,685)
	24,099,761	11,227,358	4,617,677

	25,312,542	12,505,150	5,420,779

Nature and Continuance of Operations (Note 1), Commitments (Note 17) and Subsequent Events (Note 18)

Approved and authorized by the Board on April 27, 2012.

On Behalf of the Board:
“Jonathan Awde”	“Richard Silas”
Jonathan Awde, Director	Richard Silas, Director

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

	For the year ended December 31,
	2011		2010 (Note 19)
	$		$
Expenses
Advertising and promotion		67,985		65,089
Bank charges		8,523		6,245
Consulting fees		167,073		392,200
Depreciation		17,261		9,380
Foreign exchange loss		56,224		35,791
Insurance		20,762		11,214
Investor relations		234,388		189,604
Loan interest		-		23,422
Management fees		424,000		201,905
Office		210,033		118,371
Professional fees		450,569		276,487
Property investigation		17,041		14,811
Regulatory and shareholder services		66,094		36,103
Rent		122,630		52,239
Share-based compensation (Note 11)		1,468,957		1,776,672
Travel and entertainment		465,546		214,875
Wages and salaries		192,568		23,952

Loss before other items		(3,989,654)		(3,448,360)

Other items
Interest income		93,083		574
Loss on debt settlement (Note 11)		(242,309)		-

Loss and comprehensive loss for the year		(4,138,880)		(3,447,786)

Basic and diluted loss per share		(0.07)		(0.11)

Weighted average number of common
shares outstanding		56,559,912		32,467,466

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the year ended December 31,
	2011		2010 (Note 19)
	$		$
Cash flows used in operating activities
Net loss for the year		(4,138,880)		(3,447,786)
Items not affecting cash:
Depreciation		17,261		9,380
Share-based compensation		1,468,957		1,776,672
Loss on debt settlement		242,309		-
Changes in non-cash working capital items
Increase in receivables		(44,226)		(8,580)
Increase in prepaid expenses		(21,805)		(27,878)
(Decrease) increase in accounts payable		(8,918)		32,181
		(2,485,302)		(1,666,011)

Cash flows used in investing activities
Acquisition of property and equipment		-		(78,803)
Reclamation bonds		(38,487)		(36,720)
Mineral property expenditures		(8,704,435)		(3,084,197)
		(8,742,922)		(3,199,720)

Cash flows from financing activities
Proceeds from share issuances		11,950,000		6,005,170
Share issuance costs		(990,510)		(632,952)
Proceeds from exercise of warrants		3,967,967		-
Proceeds from exercise of stock options		78,000		-
Notes payable repayment		-		(658,500)
Loan to GSV prior to recapitalization		-		(154,650)
Due to shareholders		-		(18,773)
Cash acquired on recapitalization		-		3,678,349
Recapitalization costs		-		(163,016)
		15,005,457		8,055,628

Net change in cash and cash equivalents		3,777,233		3,189,897

Cash and cash equivalents, beginning of year		4,109,636		919,739

Cash and cash equivalents, end of year		7,886,869		4,109,636

Cash paid for interest		-		46,850

Non-cash transactions
Net assets assumed on recapitalization of the Company		-		3,141,153
Financing fees - warrants		752,464		334,481
Shares issued for debt settlement		467,309		-
Mineral property expenditures in accounts payable at year end		910,648		670,431
Share issuance costs in accounts payable at year end		-		69,560
Due to shareholders offset by prepaid expenses		1,750		-

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)

	Number of Shares Issued	Capital Stock		Reserves -Special Warrants		Reserves		Deficit		Total Shareholders' Equity
		$		$		$		$		$

Balance at January 1, 2010	24,784,571		4,909,362		-		-		(291,685)		4,617,677
Capital stock of JKR Gold Resources Ltd.	(24,784,571)		-		-		-		-		-
Capital stock of the Company	3,136,069		-		-		-		-		-
Issuance of special warrants	-		-		916,500		-		-		916,500
Special warrant issuance costs	-		-		(152,748)		-		-		(152,748)
Shares issued pursuant to acquisition (Note 3)	30,348,747		3,141,153		-		-		-		3,141,153
Exchange of special warrants for shares	1,410,000		763,752		(763,752)		-		-		-
Shares issued for cash	7,809,493		5,076,170		-		-		-		5,076,170
Share issuance costs	-		(884,245)		-		-		-		(884,245)
Recapitalization costs	-		(163,016)		-		-		-		(163,016)
Warrants exercised	31,250		12,500		-		-		-		12,500
Agents warrants issued for private placements	-		-		-		334,481		-		334,481
Share-based compensation	-		-		-		1,776,672		-		1,776,672
Net loss for the year (Note 19)	-		-		-		-		(3,447,786)		(3,447,786)
Balance at December 31, 2010	42,735,559		12,855,676		-		2,111,153		(3,739,471)		11,227,358

Shares issued for cash	12,578,947		11,950,000		-		-		-		11,950,000
Warrants exercised	4,896,191		4,079,936		-		(111,969)		-		3,967,967
Stock options exercised	120,000		149,083		-		(71,083)		-		78,000
Shares issued for debt settlement	346,155		467,309		-		-		-		467,309
Share issuance costs	-		(920,950)		-		-		-		(920,950)
Agents warrants issued for private placements	-		(752,464)		-		752,464		-		-
Share-based compensation	-		-		-		1,468,957		-		1,468,957
Stock options cancelled	-		-		-		(296,670)		296,670		-
Net loss for the year	-		-		-		-		(4,138,880)		(4,138,880)
Balance at December 31, 2011	60,676,852		27,828,590		-		3,852,852		(7,581,681)		24,099,761

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia and is listed for trading on the TSX Venture Exchange (“TSX-V”) under the symbol V.GV.

The Company’s head office, principal address and registered and records office is located at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

On July 13, 2010, pursuant to an Arrangement Agreement dated May 26, 2010 (the “Arrangement”), the Company issued 24,784,571 common shares and 1,410,000 units of which each unit entitles the holder one common share and one share purchase warrant of the Company to the shareholders of JKR Gold Resources Inc. (“JKR”), in exchange for all of the issued and outstanding shares of JKR. The Company also issued 98,700 agent’s warrants to JKR’s warrant’s holders (Note 11).

The acquisition resulted in the former shareholders of JKR acquiring control of the Company and has been accounted for as a reverse acquisition by JKR, the legal subsidiary, being treated as the accounting parent and Gold Standard Ventures Corp., the legal parent, being treated as the accounting subsidiary. Accordingly, the consolidated results of operations of the Company include those of JKR and its subsidiaries for all periods shown and for those of the Company since the date of the reverse acquisition.

JKR was a private, exploration stage junior mining company, incorporated on March 30, 2009 under the Business Corporations Act of British Columbia and engaged in the identification, acquisition, evaluation and exploration of gold properties in Nevada, US.  JKR has three mineral properties, the Railroad property, the Crescent Valley property and Camp Douglas property, which are subject to certain future lease payments to maintain good standing of their ownership. These obligations were assumed by the Company upon the acquisition (Note 3).

The Company’s mineral properties are at the exploration stage and are without a known body of commercial ore.  The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.  The amounts shown as mineral property costs represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values.  The recoverability of the amounts shown for mineral property costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at December 31, 2011, the Company had not advanced its property to commercial production and is not able to finance day to day activities through operations.  The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management believes they have sufficient working capital to maintain the next 12 months of current operations.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

Statement of compliance and conversion to International Financial Reporting Standards
These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
The disclosures concerning the transition from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS are provided in Note 19.

Basis of presentation
The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of consolidation
These consolidated financial statements include the accounts of the Company, its wholly owned subsidiary, JKR and its wholly owned subsidiaries, JKR Gold Resources (USA) Inc., JMD Exploration Corp. (incorporated under the Business Corporations Act of British Columbia) and JMD Exploration (USA) Corp. (incorporated in the State of Nevada) (“JMD USA”), which subsequently changed its name to Gold Standard Ventures (US) Inc. (“GSV US”), from their dates of formation or acquisition. The Company's Canadian subsidiaries are holding companies while its US subsidiaries are operating companies. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than Canadian dollars are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in comprehensive loss.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of mineral properties, valuation of share-based compensation, and recognition of deferred tax amounts.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Use of estimates (continued)
Critical judgments exercised in apply accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Cash and cash equivalents
The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

Mineral property interests
Pre-exploration costs are expensed as incurred.

Costs directly related to the exploration and evaluation of mineral properties are capitalized once the legal rights to explore the mineral properties are acquired or obtained.  When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are transferred to mining assets and depreciated using the units of production method on commencement of commercial production.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined an impairment in value, the property is written down to its recoverable amount.  Mineral properties are reviewed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Restoration and environmental obligations
The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mineral property interests along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in amount and timing of the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

As at December 31, 2011, there were no significant restoration and environmental obligations.

Share-based compensation
The Company operates an employee stock option plan. Share-based compensation to employees is measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based compensation to non-employees is measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The corresponding amount is recorded to reserves.  The fair value of options is determined using the Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Financial instruments
Financial assets
The Company classifies its financial assets into one of the following categories as follows:

Fair value through profit or loss - This category comprises derivatives and financial assets acquired principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss. The Company classifies cash and cash equivalents as fair value through profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost using the effective interest method less any provision for impairment. The Company classifies receivables and reclamation deposits as loans and receivables.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method less any provision for impairment.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized in other comprehensive income (loss). Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from accumulated other comprehensive income (loss) and recognized in the statements of comprehensive loss.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Financial instruments (continued)
All financial assets except those measured at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial liabilities
The Company classifies its financial liabilities into one of two categories as follows:

Fair value through profit or loss - This category comprises derivatives and financial liabilities incurred principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities: This category consists of liabilities carried at amortized cost using the effective interest method, and includes accounts payable, due to shareholders, and notes payable.

As at December 31, 2011, the Company does not have any derivative financial assets and liabilities.

Property and equipment
Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the fiscal period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation is calculated using a straight-line method to write off the cost of the assets.  The depreciation rates applicable to each category of property and equipment are as follows:

Asset	Basis	Period
Furniture and Fixtures	Straight-line	5 years
Leasehold Improvements	Straight-line	Remaining lease term

Income taxes
Current income tax:
Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the country where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Income taxes (continued)
Deferred income tax:
Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Impairment of non-financial assets
The carrying amount of the Company’s assets (which include property and equipment and mineral property interests) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of an asset is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Loss per share
Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period.  Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. Potentially dilutive options and warrants excluded from diluted loss per share totalled 17.008.783 (2010 - 19,989,448).

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Accounting pronouncements not yet adopted
A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the year ended December 31, 2011 and have not been applied in preparing these financial statements.  The Company is currently considering the possible effects of the new and revised standards which will be effective subsequent to the Company’s financial statements for the year ending December 31, 2011 or later:

Title of the new IFRS standard	Required application date of the IFRS

Amendments to IAS 12 – Income Taxes - Deferred Tax: Recovery of Underlying Assets	For periods beginning on or after January 1, 2012.

IFRS 9, Financial Instruments	For periods beginning on or after January 1, 2015.

IFRS 10, Consolidated Financial Statements	For periods beginning on or after January 1, 2013.

IFRS 11, Joint Arrangements	For periods beginning on or after January 1, 2013.

IFRS 12, Disclosure of Interests in Other Entities	For periods beginning on or after January 1, 2013.

NOTE 3 - Acquisition

Pursuant to an agreement dated May 26, 2010, on July 13, 2010, the Company acquired 100% of the issued and outstanding shares of JKR in exchange for 24,784,571 common shares. The Company also issued 1,410,000 units in exchange for 1,410,000 JKR special warrants, with each unit entitling the holder to one common share and one share purchase warrant, of the common stock of the Company for a total of 26,194,571 shares and 1,410,000 warrants being issued.  Legally, the Company is the parent of JKR; however, as a result of the share exchange described above, the former shareholders of JKR acquired control of the Company.

The acquisition has been accounted for as a capital transaction in substance using accounting principles applicable to reverse acquisitions, with JKR being treated as the accounting parent (acquirer) and the Company being treated as the accounting subsidiary (acquiree).  The value of the shares on acquisition is based on the fair value of the net assets assumed on recapitalization.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 3 – Acquisition - (continued)

The fair value of the Company’s net assets assumed was as follows:

Cash	$3,678,349)
Receivables	34,043)
Prepaid expenses	20,529)
Accounts payable and accrued liabilities	(437,118)
Loan payable	(154,650)
Total	$3,141,153)

The net costs for the recapitalization in the amount of $163,016 were charged to equity.

Prior to the acquisition, the Company had issued 5,564,176 subscription receipts for proceeds of $3,616,715, which were held in escrow and released upon the completion of the acquisition.  Upon completion of the acquisition, the Company issued 5,564,176 units on the exercise of the subscription receipts, comprising of one common share of the Company and one share purchase warrant entitling the holder to purchase an additional common share at a price of $1.00 for a period of two years.  These units along with the 24,784,571 common shares exchanged equal the total shares exchanged of 30,348,747.

The weighted average number of common shares outstanding for 2010 is calculated as if the additional 26,194,571 common shares issued in connection with the acquisition were issued on March 30, 2009.

NOTE 4 – Cash and cash equivalents

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Cash at bank	1,707,465	4,058,907	919,739
Cash held in lawyers’ trust account	86,576	50,729	-
Cash equivalents	6,092,828	-	-

	7,886,869	4,109,636	919,739

NOTE 5 - Receivables

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Sales tax receivable	92,579	49,370	6,747
Employee advances	1,017	-	-

	93,596	49,370	6,747

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 6 - Property and Equipment

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At December 31, 2010 and 2011	65,275	21,028	86,303
Depreciation:
At December 31, 2010	6,527	3,603	10,130
Charge for the period	13,056	4,205	17,261
At December 31, 2011	19,583	7,808	27,391
Net book value:
At December 31, 2010	58,748	17,425	76,173
At December 31, 2011	45,692	13,220	58,912

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At January 1, 2010	-	7,500	7,500
Additions	65,275	13,528	78,803
At December 31, 2010	65,275	21,028	86,303
Depreciation:
At January 1, 2010	-	750	750
Charge for the period	6,527	2,853	9,380
At December 31, 2010	6,527	3,603	10,130
Net book value:
At January 1, 2010	-	6,750	6,750
At December 31, 2010	58,748	17,425	76,173

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 7 - Mineral Property Interests

Expenditures for the fiscal period related to mineral properties located in Nevada, USA are as follows:

	Crescent Valley		Railroad		Camp Douglas		South Railroad		Total
	$		$		$		$		$
Balance as at January 1, 2010		629,478		3,855,019		-		-		4,484,497

Property acquisition and staking costs		103,630		-		-		-		103,630
Assessment fees		1,007		-		7,771		-		8,778
Claim maintenance fees		53,890		73,946		49,752		-		177,588
Consulting		24,823		249,998		-		-		274,821
Data analysis		8,027		8,044		-		-		16,071
Drilling/exploration		249,920		1,912,864		-		-		2,162,784
Equipment		-		18,310		-		-		18,310
Geological		1,018		31,357		3,814		-		36,189
Lease payments		118,161		110,312		47,457		-		275,930
Legal fees for property acquisition		-		-		17,910		-		17,910
Sampling and processing		15,444		25,053		-		-		40,497
Site development		-		171,283		-		-		171,283
Supplies		7,132		346,898		-		-		354,030
Travel		2,609		36,871		-		-		39,480
		585,661		2,984,936		126,704		-		3,697,301

Balance as at December 31, 2010		1,215,139		6,839,955		126,704		-		8,181,798

Claim maintenance fees		72,325		159,782		29,402		-		261,509
Consulting		40,941		494,421		13,811		9,164		558,337
Data analysis		2,402		18,225		68,898		-		89,525
Drilling/exploration		368,615		5,664,552		-		-		6,033,167
Equipment		2,035		28,093		-		-		30,128
Geological		1,235		37,032		42,996		-		81,263
Lease payments		145,997		129,724		49,020		83,288		408,029
Sampling and processing		15,879		233,478		14,914		-		264,271
Site development		-		281,582		-		-		281,582
Supplies		65,516		793,462		8,079		-		867,057
Travel		-		65,884		3,900		-		69,784
		714,945		7,906,235		231,020		92,452		8,944,652

Balance as at December 31, 2011		1,930,084		14,746,190		357,724		92,452		17,126,450

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 7 - Mineral Property Interests – (continued)

Crescent Valley North Project

In September 2009, JKR entered into an option agreement to acquire a 100% interest in four lease agreements, collectively known as the Crescent Valley North property ("CVN") from Aurelio Resources Corporation ("Aurelio").  In order to earn the interest, the Company must complete the following by August 2012:

•	Pay Aurelio US$100,000 and reimbursement of US$16,567 of closing costs (paid)
•	Issue 600,000 common shares to Aurelio (issued at a value of $228,000)
•	Pay Aurelio US$100,000 on or before August 31, 2010 (paid)
•	Incur exploration expenditures of US$1,500,000 on or before August 31, 2012, with the Company having the option of making a cash payment to Aurelio of any shortfall
•	Assume the obligations on each of the four underlying lease agreements

The underlying lease agreements consist of the Mathewson Lease (“Mathewson”), the WFW Lease (“WFW”), the KM/IC Lease (“KM/IC”), and the KM/RC Lease (“KM/RC”).  The annual lease payments in US$ are as follows:

Lessor	Mathewson	WFW	KM/IC	KM/RC	Total

Year
2009	$ 35,000	$ 12,500	$ 25,000	$ 25,000	$ 97,500	(Paid)
2010	40,000	12,500	30,000	30,000	112,500	(Paid)
2011	45,000	12,500	35,000	35,000	127,500	(Paid)
2012	50,000	17,500	40,000	40,000	147,500
2013	55,000	17,500	45,000	45,000	162,500
2014	60,000	17,500	50,000	50,000	177,500
Onward	60,000	17,500	50,000	50,000	177,500

Aurelio also has a 1% net smelter royalty (“NSR”) on each of the four properties.  The Mathewson lease, KM/IC lease and KM/RC lease are each subject to a 4% NSR, of which 2% can be bought down on a sliding scale dependent on the price gold.

The WFW lease is subject to a 3% NSR, of which 2% can be bought down on a sliding scale dependent on the price of gold.

The Mathewson lease, KM/IC lease and KM/RC lease are held by an officer and director of the Company.

In August 2011, the Company entered into two mining lease agreements to acquire a 100% interest in certain claims contiguous with the Crescent Valley North property for a lease term of ten years subject to total annual lease payments in US$ as follows:

Year	Payments
2011	$20,000	(paid)
2012	20,000
2013	30,000
2014	40,000
2015	50,000
2016-2020	60,000

Each lease has an option to purchase prior to commencement of any mining activities for US$1.5 million and is subject to a 3% NSR with a buy-down right of 1% for US$300,000 at any time. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 7 - Mineral Property Interests – (continued)

Railroad Project

In August 2009, JMD and its subsidiary, GSV US, entered into an agreement to acquire a 100% interest in certain claims comprising the Railroad Property in Nevada from Royal Standard Minerals, Inc (“RSM”) and its subsidiaries.  The Railroad property is subject to three underlying lease agreements as follows:

a.
Aladdin Sweepstakes Consolidated Mining Company (“Aladdin”) Lease/Purchase Agreement dated August 1, 2002; whereby RSM was granted the option to purchase the property on or before August 1, 2009 for a lump sum payment of US$2,000,000 less any lease payments as credits towards the payment, subject to a retained 1% NSR.  As of August 2009, RSM had made total lease payments of $235,000.

b.
Tomera Mining Lease dated January 22, 2003, which is subject to annual lease payments and expiring in January 2011. This lease is also subject to a 5% NSR.  The lease was not extended in January 2011 but was replaced with five separate leases which were entered into in September 2010 as described below.

c.	Sylvania Mining Lease Agreement dated December 1, 2005 which is subject to annual lease payments and expiring in December 2021. This lease is also subject to a 5 % NSR.

To acquire the interest in the Railroad property, JMD must:
•	Pay the remaining balance of US$1,765,000 to Aladdin (paid)
•	Pay US$1,200,000 to RSM (paid by JKR prior to acquisition of JMD)
•	Pay the final lease payment of US$31,800 on the Tomera Mining Lease (paid)
•	Pay the 2009 lease payment of US$8,000 on the Sylvania Mining Lease (paid)
•	Pay the 2010 lease payment of US$8,000 on the Sylvania Mining Lease (paid)
•	Pay future annual lease payments under the Sylvania Mining Lease of US$20,000 per annum until 2020.

RSM will retain a 1% NSR on the entire property and certain claims are subject to a 1.5% Mineral Production Royalty payable to Kennecott Holdings Corporation.

In September 2010, the Company entered into five mining lease agreements to acquire additional parcels of private surface and mineral rights properties contiguous with the Railroad property subject to total annual lease payments in US$ as follows:

Year	Payments
2010	$70,040	(Paid)
2011	70,040	(Paid)
2012	70,040
2013	78,588
2014	78,588
2015	87,137
2016	87,137
Onward	96,887

Of the five mining lease agreements, three lease agreements are subject to a 5% NSR. One of these three lease agreements has a buy-down right of 1% for US$1 million in year five and a further 2% for US$3 million in year eight. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 7 - Mineral Property Interests – (continued)

Railroad Project (continued)

In May 2011, the Company entered into a minerals lease and agreement with Newmont USA Limited (“Newmont”) to lease four sections and acquire a 100% right to prospect and explore for minerals on and beneath the leased lands. Two of the four sections are staked public lands which carry no underlying royalty. The other two sections are private surface and minerals lands subject to a total annual lease payment of US$39,680 and an underlying 5% net smelter royalty. Under the terms of the agreement, the Company is required to spend a minimum of US$100,000 on exploration before the second anniversary date and to maintain the lease. The Company will be subject to escalating yearly work commitments in the aggregate amount of US$2.5 million over a period of six years. Beginning on the seventh year, the Company will be subject to an annual work commitment of US$300,000, or the Company will be required to pay an annual rental payment of US$33,600 to Newmont.

Newmont has a first back-in right on or before delivery of a positive feasibility study, enabling Newmont to earn a 51% interest in the lease by incurring expenditures totaling 150% of the expenditures made by the Company. If Newmont elects not to exercise the back-in right, Newmont will deed the claims and assign the leases on the leased lands to the Company in exchange for the Company’s executing a royalty deed conveying a 3% NSR on the claims and a 1% NSR on the leased lands to Newmont. If Newmont exercises its first back-in right, it has a second back-in right to earn an additional 19% interest in the lease by expending an additional 100% of the expenditures made by the Company. The project would then revert to a joint venture between Newmont (70%) and the Company (30%).

Camp Douglas Project

In August 2010, the Company entered into a mining lease and option to purchase agreement with Diversified Inholdings, LLC, a US company, to acquire, subject to a 4% net smelter royalty, a 100% interest in the Camp Douglas project consisting of certain unpatented mineral claims in Mineral County, Nevada.  Under the terms of the agreement, the Company is to pay cumulative lease payments of US$550,000 and incur exploration expenditures of US$900,000 by August 2018.  As at December 31, 2011, the Company had paid US$95,000 in lease payments and incurred US$237,564 in exploration expenditures.  Further lease payments and annual expenditures after 2018 will be subject to negotiation.

The Company has the option to purchase a 100% interest in the property for an amount of US$100,000.  The Company may exercise the option only after it commits to commence development of a mine or mining on the property and completes a feasibility study for development of a mine or mining on the property.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 7 - Mineral Property Interests – (continued)

South Railroad project

Between October to  December 2011, the Company entered into five mining lease agreements to acquire a 100% interest in certain claims, collectively known as the South Railroad project (“South Railroad”), for a lease term of ten years with an option to extend the lease term for an additional ten years. These leases are subject to total annual lease payments in US$ as follows:

Year	Payments
2011	$63,522	(Paid)
2012	63,522
2013	63,522
2014	76,226
2015	76,226
2016	88,930
2017	88,930
2018	101,635
2019	101,635
2020	101,635
Onward	111,887

The lease payment will be cumulatively credited to the Company’s account and will be applied against the Company’s obligation to pay the NSR payment up to 80% of the total lease payment. In addition to the lease payments, the Company paid total signing bonuses of US$21,000 with respect to the signing of the leases. Each lease is subject to a 5% NSR. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

NOTE 8 - Reclamation Bonds

In relation to its mineral property interests, the Company has posted reclamation bonds of $75,207 (US$73,931) (December 31, 2010 - $36,720 (US$34,689)).

NOTE 9 – Accounts Payable and Accrued Liabilities

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Accounts payable	665,801	1,213,616	64,187
Accrued liabilities	544,975	60,421	57,887

	1,210,776	1,274,037	122,074

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 10 - Notes Payable

During the year ended December 31, 2010, the Company fully repaid its outstanding loan balance of notes payable from December 31, 2009, shown in the schedule as follows:

	Balance as at		Balance as at
	December 31, 2009	Repayments	December 31, 2010

Note payable issued August 14, 2009 (i)	$3,000	$3,000	$-
Note payable issued October 2, 2009(i)	100,000	100,000	-
Note payable issued August 17, 2009	75,000	75,000	-
Note payable issued July 24, 2009 (ii)	309,500	309,500	-
Note payable issued August 27, 2009	80,000	80,000	-
Note payable issued August 21, 2009	91,000	91,000	-
	658,500	658,500	-

i)	The note payable was issued to an arm’s length party of JKR prior to its acquisition (Note 3), however the lender is an officer of the Company.

ii)	The note payable was issued to a company owned by a director of the Company.

All of the notes payable were unsecured, repayable on demand and bore interest at a rate of prime plus 4% per annum. During the year ended December 31, 2010, the Company paid interest of $46,850 on the above notes of which $23,422 (December 31, 2009 - $23,428) was included in loan interest expense.

NOTE 11 - Capital Stock and Reserves

Authorized share capital

Unlimited number of common shares without par value

Issued share capital

During the first quarter of 2010, JKR issued a total of 1,410,000 special warrants at $0.65 per special warrant for net proceeds of $797,345 and issued 98,700 agent’s warrants.  Each special warrant entitles the holder to acquire one unit for no additional consideration with each unit consisting of one common share of JKR and one common share purchase warrant with each warrant entitling the holder to purchase one additional common share of JKR at an exercise price of $1.00 per share for a period of 24 months from the date of issuance.

On July 13, 2010, pursuant to the completion of the acquisition (Note 3), the Company issued 24,784,571 common shares in exchange for all of JKR’s issued and outstanding common shares on a 1:1 basis.  As discussed in Note 3, since the former shareholders of JKR effectively assumed control of the Company, the acquisition has been treated for accounting purposes as a recapitalization of JKR through the acquisition of the Company.  All 1,410,000 special warrants and 98,700 agent’s warrants of JKR were exchanged for special warrants and agent’s warrants of the Company with the same terms and conditions.  The special warrants were then exercised into units of the Company with each unit consisting of one common share and one share purchase warrant exercisable into one common share at a price of $1.00 per share for a period of 24 months from issuance.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 11 - Capital Stock and Reserves – (continued)

Issued share capital (continued)

Prior to the recapitalization (Note 3), the Company issued 5,564,176 subscription receipts for proceeds of $3,616,714.  The subscription receipts were then converted into units of the Company on completion of the acquisition with each unit consisting of one common share and one share purchase warrant exercisable into one common share at a price of $1.00 per share for a period of two years.  The Company incurred fees related to this financing of $249,774.

In September 2010, the Company closed a non-brokered financing, whereby 7,809,493 units were issued for proceeds of $4,742,589 net of cash commissions and expenses of $333,582. Each unit entitles the holder one common share and one share purchase warrant exercisable at $1.00 per share for a period of two years.

In February 2011, the Company also issued 346,155 shares with a value of $1.35 per share to settle $225,000 of accounts payable, resulting in a loss of $242,309.

In March 2011, the Company closed a non-brokered financing, whereby 12,578,947 shares were issued for proceeds of $11,029,050 net of cash commissions and expenses of $920,950.

As at December 31, 2011, the Company has 7,099,723 shares subject to escrow pursuant to the requirements of the TSX-V, and will be released in increments over the next two years.

Share Purchase Warrants

In conjunction with the issuance of special warrants in the first quarter of 2010, JKR issued 98,700 agent’s warrants. Each agent’s warrant entitles the holder to purchase one common share of JKR at any time before the expiry date on March 16, 2012 at the price of $0.65 per common share. The agent’s warrants were valued at $33,593, calculated using the Black-Scholes option-pricing model assuming a life expectancy of two years, a risk-free rate of 0.65%, a forfeiture rate of 0%, and volatility of 100%. Pursuant of the recapitalization of the Company in July 2010, the agent’s warrants were exchanged for similar warrants of the Company.

In conjunction with the recapitalization (Note 3), the Company issued 265,730 agent’s warrants exercisable at $1.00 per share for a period of two years. The agent’s warrants were valued at $103,549 calculated using the Black-Scholes option pricing model assuming a life expectancy of two years, a risk free rate of 0.65%, a forfeiture rate of 0%, and volatility of 125%.

In conjunction with September 2010 non-brokered financing, the Company issued 405,724 agent’s warrants exercisable at $0.65 per share for a period of two years. The agent’s warrants were valued at $197,340 calculated using the Black-Scholes option pricing model assuming a life expectancy of two years, a risk free rate of 0.87%, a forfeiture rate of 0%, and volatility of 125%.

In conjunction with March 2011 financing, the Company issued 880,527 agent’s warrants exercisable at $0.95 per share for a period of two years. The agent’s warrants were valued at $752,464 calculated using the Black-Scholes option pricing model assuming a life expectancy of two years, a risk free rate of 0.95%, a forfeiture rate of 0%, and volatility of 125%.

During the year ended December 31, 2011, 4,896,191 warrants were exercised for proceeds of $3,967,967.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 11 - Capital Stock and Reserves – (continued)

Share Purchase Warrants (continued)

A summary of share purchase warrant activities are as follows:

	Number of warrants	Weighted average exercise price
		$
Outstanding and exercisable at January 1, 2010	-		-
Outstanding warrants of the Company on recapitalization	1,466,875		0.40
Issued	15,553,823		0.99
Exercised	(31,250)		0.40
Outstanding and exercisable at December 31, 2010	16,989,448		0.94
Issued	880,526		0.95
Exercised	(4,896,191)		0.81
Outstanding and exercisable at December 31, 2011	12,973,783		0.99

A summary of the share purchase warrants outstanding at December 31, 2011 is as follows:

Exercise Price	Number Outstanding		Expiry Date
$
0.65	98,700		March 16, 2012
1.00	5,059,339		July 12, 2012
0.65	137,400	*	September 10, 2012
1.00	2,684,616	*	September 10, 2012
1.00	2,046,800	*	September 21, 2012
0.65	33,437	*	September 22, 2012
1.00	615,385	*	September 22, 2012
0.65	43,888	*	September 29, 2012
1.00	1,373,692	*	September 29, 2012
0.95	880,526		March 3, 2013
	12,973,783

* These warrants are subject to an acceleration clause whereby if the weighted average trading price of the Company’s shares is equal to or exceeds $1.50 per share for a period of 15 consecutive trading days then the Company will have the right to accelerate the expiry dates of the warrants upon 30 days notice. On March 20, 2012, the Company gave notice to the warrant holders that the expiry date of the warrants has been accelerated, and set to expire on April 19, 2012 (Note 18).

Stock Options

On June 30, 2010, the shareholders of the Company approved the Company’s adoption of the Stock Option Plan.  The maximum number of common shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant.  The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX-V). Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as director or officer of the Company and, in the case of death, expire within one year thereafter. Upon death, the options may be exercised by legal representation or designated beneficiaries of the holder of the option.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 11 - Capital Stock and Reserves – (continued)

Stock Options (continued)

In July 2010, concurrent with closing of the acquisition, the Company cancelled all prior 31,250 stock options and granted 2,050,000 new stock options for a period of five years, valued at $0.59 per option for a total of $1,214,358 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.65%, a forfeiture rate of 0%, and volatility of 125%.

In October 2010, the Company granted 950,000 stock options; among which 550,000 stock options were for a period of five years, valued at $0.69 per option for a total of $379,405 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.87%, a forfeiture rate of 0%,  and volatility of 125% and 400,000 stock options were for a period of  two years, valued at $0.46 per option for a total of $182,909 calculated using the Black-Scholes option pricing model assuming a life expectancy of two years, a risk free rate of 0.89%, a forfeiture rate of 0%, and volatility of 125%.

In January 2011, the Company granted 850,000 stock options for a period of five years, valued at $0.60 per option for a total of $507,937 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.97%, a forfeiture rate of 0%, and volatility of 125%.

In January 2011, the Company also cancelled 700,000 stock options granted in October 2010, and accordingly reversed $152,424 associated with the 300,000 unvested options cancelled at that date.

In February 2011, the Company granted 200,000 stock options for a period of three years, valued at $0.55 per option for a total of $109,295 calculated using the Black-Scholes option pricing model assuming a life expectancy of three years, a risk free rate of 0.97%, a forfeiture rate of 0%, and volatility of 125%.

In March 2011, the Company granted 400,000 stock options for a period of five years, valued at $1.07 per option for a total of $427,397 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.95%, a forfeiture rate of 0%, and volatility of 125%.

In April 2011, the Company granted 350,000 stock options for a period of five years, valued at $1.18 per option for a total of $412,409 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.97%, a forfeiture rate of 0%, and volatility of 125%.

In June 2011, the Company granted 155,000 stock options for a period of five years, valued at $1.06 per option for a total of $164,343 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.93%, a forfeiture rate of 0%, and volatility of 125%.

During the year ended December 31, 2011, 120,000 stock options were exercised for proceeds of $78,000.

A summary of stock options activities are as follows:

	Number of options	Weighted average exercise price
		$
Outstanding at January 1, 2010	-		-
Granted	3,000,000		0.70
Outstanding at December 31, 2010	3,000,000		0.70
Granted	1,955,000		0.99
Exercised	(120,000)		0.65
Forfeited	(800,000)		0.80
Outstanding at December 31, 2011	4,035,000		0.83

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 11 - Capital Stock and Reserves – (continued)

Stock Options (continued)

A summary of the stock options outstanding and exercisable at December 31, 2011 is as follows:

Exercise Price	Number Outstanding	Number Exercisable	Expiry Date
$
0.73	200,000	200,000	February 1, 2014
0.65	1,830,000	1,830,000	July 13, 2015
0.82	250,000	250,000	October 6, 2015
0.71	850,000	850,000	January 25, 2016
1.27	400,000	400,000	March 17, 2016
1.40	350,000	350,000	April 5, 2016
1.26	155,000	155,000	June 29, 2016
	4,035,000	4,035,000

The stock option reserve records items recognized as share-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If vested options expire unexercised or are forfeited, the amount recorded is transferred to deficit.

NOTE 12 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of mineral properties.  Geographic information is as follows:

	As at December 31, 2011
	Canada	US	Total
	$	$	$
Reclamation bonds	-	75,207	75,207
Property and equipment	47,822	11,090	58,912
Mineral property interests	-	17,126,450	17,126,450
	47,822	17,212,747	17,260,569

	As at December 31, 2010
	Canada	US	Total
	$	$	$
Reclamation bonds	-	36,720	36,720
Property and equipment	61,913	14,260	76,173
Mineral property interests	-	8,181,798	8,181,798
	61,913	8,232,778	8,294,691

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 13 - Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows::

	December 31, 2011		December 31, 2010
	$		$
Loss before income taxes		(4,138,880)		(3,447,786)

Combined federal and provincial statutory income tax rate		26.50%		28.50%

Expected income tax recovery at statutory tax rates		(1,097,000)		(983,000)
Impact of different statutory tax rates on earnings of subsidiaries		(31,000)		(12,000)
Non-deductible expenditures		395,000		509,000
Impact of future income tax rates applied versus current statutory rate		33,000		56,000
Share issuance costs		(244,000)		(247,000)
Impact of acquisition		-		(209,000)
Change in unrecognized deductible temporary differences and others		944,000		886,000
Total		-		-

The significant components of deductible temporary differences and unused tax losses that have not been included on the consolidated statements of financial position are as follows:

	2011	Expiry dates	2010
	$		$

Share issuance costs	1,304,000	2012 to 2015	767,000
Non-capital losses	7,595,000	2014 to 2031	4,747,000
Capital assets	17,000	No Expiry	13,000
CEC	-		1,000
Mineral property interests	4,507,000	No Expiry	4,507,000

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 14 - Related Party Transactions

During the year ended December 31, 2011, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.
As at December 31, 2011, $17,491 (December 31, 2010 - $33,390) was included in accounts payable and accrued liabilities owing to a company controlled by a director and officer of the Company. An advance of $16,913 (December 31, 2010 - $Nil), on account of future expenses and fees was included in prepaid expenses.

ii.	As at December 31, 2011, $12,720 (December 31, 2010 - $Nil) was included in accounts payable owing to directors of the Company.

iii.	Amounts due to shareholders are unsecured, non-interest bearing and have no fixed terms of repayment. As at December 31, 2011, there is a balance outstanding of $2,005 (December 31, 2010 - $3,755).

iv.
In March 2011, the Company granted to a director and officer an NSR of 0.5% to 1% on all properties staked by him and acquired by the Company subject to certain provisions including a buy-down provision of $500,000 per 0.5%.

v.	Incurred rent expense of $73,575 (December 31, 2010 - $30,656) to a company controller by a director and officer of the Company.

Summary of key management personnel compensation:

	For the year ended December 31,
	2011	2010

Management fees	$424,000	$197,405
Professional fees	70,000	-
Secretarial fees	9,000	-
Mineral property expenditures	134,518	154,545
Wages and salaries	33,629	-
Share-based compensation	589,111	839,064
	1,260,258	1,191,014

NOTE 15 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity.  Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the year.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 16 - Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•      Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•      Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•      Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bonds, accounts payable and accrued liabilities, due to shareholders and notes payables.  The fair value of these financial instruments, other than cash and cash equivalents, approximates their carrying values due to the short-term nature of these instruments.  Cash and cash equivalents is measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)	Currency risk

The Company conducts mineral property exploration activities in the United States.  As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at December 31, 2011, the Company had a net monetary liability position of US$571,312.  Each 10% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of $57,131.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents is held in large Canadian financial institutions and is not exposed to significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to limited interest rate risk as it only holds cash and does not have any interest bearing debt.

d)      Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)      Commodity price risk

The ability of the Company to explore and develop its mineral properties and the future profitability of the Company are directly related to the price of gold.   The Company monitors gold prices to determine the appropriate course of action to be taken.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 17 - Commitments

a)
On January 1, 2010, the Company entered into a sublease agreement for an office space in Vancouver, B.C. for a term of 4 years and 3 months expiring March 31, 2014 and incurring monthly rent payments of $6,867 per month.

b)
On September 1, 2011, the Company entered into a commercial lease agreement for an office space in Elko, Nevada for a term of 36 months expiring August 30, 2014, incurring monthly rent payment of US$4,400.  As at December 31, 2011, a security deposit of US$2,400 was paid and is included in prepaid expenses.

	Vancouver Office	Elko Office	Total
	$	$	$
Payable not later than one year	82,404	53,698	136,102
Payable later than one year and not later than five years	103,005	89,496	192,501
Payable later than five years	-	-	-
Total	185,409	143,194	328,603

c)
In March 2011, the Company signed four separate consulting agreements with consultants, officers, and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term effective January 1, 2011 and one consulting agreement with an officer and director of the Company to provide management consulting services to the Company for an indefinite term effective February 1, 2011. The agreements require total combined payments of $52,500 per month.  Included in each agreement is a provision for a two year payout in the event of termination without cause and three year payout in the event of a change in control.

NOTE 18 – Subsequent Events

a)	In February 2012, the Company granted 740,000 stock options to certain directors, officers, consultants, and employee of the Company at a price of $1.16 per share.

b)	In March 2012, the Company gave notice to certain warrant holders that the expiry date of the warrants had been accelerated, and set to expire on April 19, 2012 (Note 11).

c)
Subsequent to December 31, 2011, the Company entered into various lease agreements with certain land holders. All of the leases have a primary term of 10 years, but will continue thereafter as long as commercial mining operations are being conducted on the lands. Each lease is subject to a small upfront signing bonus and annual advance minimum royalty payments for US$17.50 per acre in the first and second year, increasing to US$28.00 per acre in the seventh year and thereafter, of which approximately US$32,796 has been paid to date.

d)	In March 2012, the Company granted 150,000 stock options to certain directors of the Company at a price of $1.82 per share.

e)
Subsequent to December 31, 2011, 313,425 share purchase warrants were exercised at a price of $0.65 per share for total proceeds of $203,726 and 8,890,554 share purchase warrants were exercised at a price of $1.00 per share for total proceeds of $8,890,554.

f)
Subsequent to December 31, 2011, 70,000 stock options were exercised at a price of $0.65 per share for total proceeds of $45,500 and 25,000 stock options were exercised at a price of $0.71 per share for total proceeds of $17,750.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 19 – First Time Adoption of IFRS

As stated in Note 2, these consolidated financial statements are for the year covered by the Company’s consolidated financial statements prepared in accordance with IFRS. The accounting policies in Note 2 have been applied in preparing the consolidated financial statements for the year ended December 31, 2011 and 2010. In these consolidated financial statements, the Company reported the impact of the transition to IFRS for the year ended December 31, 2010 and the opening IFRS statement of financial position on January 1, 2010, the "Transition Date".
In preparing the statement of financial position and the financial statements for the year ended December 31, 2010, the Company has adjusted amounts reported previously in financial statements that were prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables. The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

a)      to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

b)	to apply the requirements of IFRS 2, Share-based payment, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date; and

Additionally, in accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous Canadian GAAP, unless there is objective evidence that those estimates were in error.  The Company’s IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 19 – First Time Adoption of IFRS - (continued)

The reconciliation between Canadian GAAP and IFRS consolidated statement of financial position as at January 1, 2010 (date of transition to IFRS) is provided below:

	January 1, 2010
	Note	GAAP	Effect of transition to IFRS	IFRS
		$	$	$
Assets

Current
Cash		919,739	-	919,739
Receivables		6,747	-	6,747
Prepaid expenses		3,046	-	3,046
		929,532	-	929,532

Property and equipment		6,750	-	6,750

Mineral property interests	(a)	4,654,950	(170,453)	4,484,497

		5,591,232	(170,453)	5,420,779

Liabilities

Current
Accounts payable and accrued liabilities		122,074	-	122,074
Due to shareholders		22,528	-	22,528
Notes payable		658,500	-	658,500
		803,102	-	803,102

Deferred income taxes	(a)	170,453	(170,453)	-
		973,555	(170,453)	803,102

Shareholders’ equity
Capital stock		4,909,362	-	4,909,362
Deficit		(291,685)	-	(291,685)
		4,617,677	-	4,617,677

Total shareholders’ equity and liabilities		5,591,232	(170,453)	5,420,779

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 19 – First Time Adoption of IFRS - (continued)

The reconciliation between Canadian GAAP and IFRS consolidated statement of financial position as at December 31, 2010 is provided below:

	December 31, 2010
	Note	GAAP	Effect of transition to IFRS	IFRS
		$	$	$
Assets

Current
Cash		4,109,636	-	4,109,636
Receivables		49,370	-	49,370
Prepaid expenses		51,453	-	51,453
		4,210,459	-	4,210,459

Property and equipment		76,173	-	76,173

Mineral property interests	(a)	8,352,251	(170,453)	8,181,798

Reclamation bonds		36,720	-	36,720

		12,675,603	(170,453)	12,505,150

Liabilities

Current
Accounts payable and accrued liabilities		1,274,037	-	1,274,037
Due to shareholders		3,755	-	3,755
		1,277,792	-	1,277,792

Deferred income taxes	(a)	143,453	(143,453)	-
		1,421,245	(143,453)	1,277,792

Shareholders’ equity
Capital stock		12,855,676	-	12,855,676
Reserves	(b)	2,111,153	-	2,111,153
Deficit	(a)	(3,712,471)	(27,000)	(3,739,471)
		11,254,358	(27,000)	11,227,358

Total shareholders’ equity and liabilities		12,675,603	(170,453)	12,505,150

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 19 – First Time Adoption of IFRS - (continued)

The reconciliation between Canadian GAAP and IFRS comprehensive loss for the year ended December 31, 2010 is provided below:

	For the Year Ended December 31, 2010
	Note	GAAP	Effect of transition to IFRS	IFRS
		$	$	$
EXPENSES
Advertising and promotion		65,089	-	65,089
Bank charge and interest		6,245	-	6,245
Consulting fees		392,200	-	392,200
Depreciation		9,380	-	9,380
Foreign exchange loss		35,791	-	35,791
Insurance		11,214	-	11,214
Investor relations		189,604	-	189,604
Loan interest		23,422	-	23,422
Management fees		201,905	-	201,905
Office		118,371	-	118,371
Professional fees		276,487	-	276,487
Property investigation		14,811	-	14,811
Regulatory and shareholder service		36,103	-	36,103
Rent		52,239	-	52,239
Share-based compensation		1,776,672	-	1,776,672
Travel and entertainment		214,875	-	214,875
Wages and salaries		23,952	-	23,952

Loss before other item		3,448,360	-	3,448,360

OTHER ITEM
Interest income		574	-	574

Loss before income taxes		(3,447,786)	-	(3,447,786)

Deferred income tax recovery	(a)	27,000	(27,000)	-

Loss and comprehensive loss for the year		(3,420,786)	(27,000)	(3,447,786)

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 19 – First Time Adoption of IFRS - (continued)

The reconciliation between Canadian GAAP and IFRS statements of cash flows for the year ended December 31, 2010 is provided below:

	For the Year Ended December 31, 2010
	Note	GAAP	Effect of transition to IFRS	IFRS
		$	$	$
Cash flows used in operating activities
Loss for the year	(a)	(3,420,786)	(27,000)	(3,447,786)
Items not affecting cash:
Depreciation		9,380	-	9,380
Share-based compensation		1,776,672	-	1,776,672
Deferred income tax recovery	(a)	(27,000)	27,000	-
Changes in non-cash working capital items
Increase in receivables		(8,580)	-	(8,580)
Increase in prepaid expenses		(27,878)	-	(27,878)
Increase in accounts payable		32,181	-	32,181
		(1,666,011)	-	(1,666,011)

Cash flows used in investing activities
Acquisition of property and equipment		(78,803)	-	(78,803)
Reclamation bonds		(36,720)	-	(36,720)
Mineral property expenditures		(3,084,197)	-	(3,084,197)
		(3,199,720)	-	(3,199,720)

Cash flows for financing activities
Proceed from share issuances		6,005,170	-	6,005,170
Share issuance costs		(632,952)	-	(632,952)
Notes payable repayment		(658,500)	-	(658,500)
Due to shareholders		(18,773)	-	(18,773)
Loan to GSV prior to recapitalization		(154,650)	-	(154,650)
Cash acquired on recapitalization		3,678,349	-	3,678,349
Recapitalization costs		(163,016)	-	(163,016)
		8,055,628	-	8,055,628

Net change in cash		3,189,897	-	3,189,897

Cash, beginning of year		919,739	-	919,739

Cash, end of year		4,109,636	-	4,109,636

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars)

NOTE 19 – First Time Adoption of IFRS - (continued)

a)	Deferred tax on mineral properties

Under Canadian GAAP, the Company recorded future income taxes on temporary differences arising on the initial recognition of the Railroad Project property interest in a transaction which was not a business combination and affected neither accounting profit (loss) nor taxable profit (loss). IAS 12, Income Taxes ("IAS 12"), does not permit the recognition of deferred taxes on such transactions.

As of December 31, 2010, the Company derecognized the impacts of all deferred taxes which had previously been recognized on the initial acquisition of mineral properties through transactions not considered business combinations and affecting neither accounting profit (loss) nor taxable profit (loss).

b)	Share-based payments

On transition to IFRS the Company will adjust share-based payments whereby amounts recorded for expired unexercised stock options are transferred to deficit. Previously, the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus.

c)	Reserves

Under Canadian GAAP, amounts recorded in relation to the fair value of stock options granted and warrants issued were recorded to contributed surplus.  Under IFRS, these amounts have been reclassified as reserves.